Hebron Technology Co., Ltd. s No. 587 15th Road, 3rd Av., Binhai Ind. Park s

Economic & Technology Development Zone s Wenzhou, Zhejiang Province s China s +86-0577-8689-5678

December 16, 2015

Pamela A. Long, Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-4631

Re:	Hebron Technology Co., Ltd.

SEC comment letter dated July 13, 2015 about Amendment No. 1 to Draft Registration Statement on Form F-1

CIK No.: 0001603993

Dear Ms. Long:

On behalf of Hebron Technology Co., Ltd. (the “Registrant”, “Hebron Technology” or the “Company”) and in response to the comments set forth in your letter dated July 13, 2015, we are writing to supply additional information and to indicate the changes that have been made in the enclosed Registration Statement on Form F-1 (the “Registration Statement”). Capitalized terms used herein shall have the meanings ascribed to them in the Registration Statement unless otherwise defined herein. We have also enclosed five redlined copies of the Registration Statement compared against the first amendment to the draft registration statement confidentially submitted on June 22, 2015 for your review (the “DRS”).

Use of Proceeds, page 27

1.	We note your response to comment 21 of our letter dated April 24, 2014. Please expand your disclosures to clarify how you will use the net proceeds of this offering to expand installation services and establish online store of products and services. Please also refer to the disclosures specified in Item 3C to the Form 20-F, including if proceeds are being used directly or indirectly to acquire assets.

We have revised the Registration Statement to clarify the manner in which we will use the net proceeds of the offering to expand our installation services and establish an online store of products and services. We currently do not have any plans to use the proceeds of this offering directly or indirectly to acquire assets. The revised disclosure may be found on page 27 and reads as follows:

(1)	We started our repair and maintenance service business in 2015. We provide pharmaceutical manufacturers repair and maintenance services after the expiration of their product and installation service warranties. We have established a repair and maintenance center in Nanjing, Jiangsu Province to cover Eastern China (Jiangsu Province, Zhejiang Province, Anhui Province and Shanghai) with an investment of RMB 2,452,684 (approximately $400,000). Over the next 3 years, we plan to use a portion of the net proceeds of this offering to establish five additional repair and maintenance centers in Shanghai, Beijing, Nanjing, Chengdu and Linyi respectively to cover Central China, Northeastern China, Northern China, Southern China, and Northwestern China, with Shanghai being the center. We anticipate that the proceeds of this offering will be sufficient to fund these new centers. To the extend we raise proceeds upon maximum offering, we would further devote more proceeds to increase the size and scope of each repair and maintenance center.

Pamela A. Long, Assistant Director

December 16, 2015

(2)	We anticipate using a portion of this offering to settle taxes due for the company. The amount of taxes due is not presently determinable, and may exceed the amount allocated to this item. To the extent this is the case, we anticipate using operating cash flows from the company to cover such shortfall. However we cannot guarantee that such operating cash flows will be available. (See “Risk Factors - We may incur liability for unpaid taxes, including interest and penalties.” and “Risk Factors - We have broad discretion in the use of the net proceeds from our initial public offering and may not use them effectively.”)

In order to grow our installation services business, we need to be able to perform more projects at the same time. Due to limited unrestricted cash to pay for advances to subcontractors in different projects, we are generally limited to two projects at the same time. With the proceeds from this offering, we will aim to conduct two to four more projects simultaneously. As the capacity to perform more projects at the same time increases, we plan to add three more branch offices with six new employees for sales or technology support to each new office to guarantee our services to clients. We expect the new branch offices will be located in Linyi in Shandong Province, Chengdu in Sichuan Province and Nanjing in Jiangsu Province (in addition to the current one in Nanjing) respectively. We currently do not have any plans to expand our installation services through acquiring any assets or businesses.

In addition, we intend to establish an online store for our products and services with the net proceeds from this offering. With help from an unrelated third-party web design and maintenance company, we will establish our own online store in the form of a Business-to-Business platform. We will also develop our own operation administration, internet technology team, online store maintenance offices, product storage, and logistic and delivery center to provide our customers with online consulting, online ordering, delivery, installation, and after-sales service. We plan to begin by building our online store team and facilities to conduct market research and analysis about online store operation. When we complete our analysis, we will establish our actual online store of products and services. In the process, we will build and maintain our platform website, test and promote the website and put it into daily operation. We will also provide initial consulting services regarding our holistic production technique solution services for pharmaceutical engineering and food manufacturing systems. We currently do not have any plans to use any third-party online stores as our platform for online service. Also, we do not currently plan to establish our online store through acquiring any assets or businesses.

Pending use of the net proceeds, we intend to invest our net proceeds in short-term, interest bearing, investment-grade obligations. These investments may have a material adverse effect on the U.S. federal income tax consequences of an investment in our common shares. It is possible that we may become a passive foreign investment company for U.S. federal income taxpayers, which could result in negative tax consequences to you. These consequences are discussed in more detail in “Taxation.”

Corporate Information, page 45

2.	Throughout this section, please clarify the nature of your services and markets for your services and products. On page 45, you identify medicine, biology, food and beverage as the areas in which you provide services and products. We assume that “medicine” refers to the pharmaceuticals that you discuss elsewhere, but please clarify. Please also elaborate on how your products and services are used in these areas, and whether your products or services are specially designed to service these areas, or if these are simply the business that your customers happen to be in.

We acknowledge the comment and have revised the Registration Statement to clarify the nature of services and markets for our services and products. We have revised the term “medicine” to “pharmaceuticals” to refer to pharmaceutical products. We have further clarified that we provide services of designing and implementing solutions that can be put to use in a variety of industries. Our products and services are not generally limited to specific industries; instead, we provide services and products in multiple industries that are fluid-based. Thus, for example, our systems can be used in various food, beverage and pharmaceutical companies, because they rely on the throughput and processing of fluid products.

From the beginning of 2013 through the date of this filing, we have performed 19 service projects for customers in different industries including the cosmetics, dairy, pharmaceutical, beverage, chemical and water purification industries. The services we have provided to these customers include technological piping system installations. Generally speaking, we design the layout of the project according to the need of the customer, and we help the customer to install the equipment it purchases. Customers sometimes purchase pipes, valves, pumps, pipe fittings and other products produced by us directly for our service projects. We not only install the equipment, but also coordinate the electricity, water and other utilities subcontractors involved to make sure the whole system is completely ready to use for the customer.

Pamela A. Long, Assistant Director

December 16, 2015

The process to the projects in different industries are similar, the differences lie in the standard of project acceptance, sanitary requirement of products, installation precision, certain application requirements and the specific components used in the installation. For example, the pharmaceutical industry requires installation services with high precision to produce sanitary products, and it requires application for Good Manufacturing Practice (“GMP”) certification from China’s State Food and Drug Administration. In this case, we would perform our service according to specific pharmaceutical standards and provide paper records or related documents regarding the installation process to assist our customers in applying for GMP certification. Other industries may not need to apply for GMP certification and technical tolerances may not be as specific as in pharmaceutical industry.

3.	We also note disclosure on page 48 that you provide services to pharmaceutical companies as well as companies in the semi-conductor and electronic industries. If material, please include these in your discussion of the markets for your products and services.

We acknowledge the comment and respectfully advise the Staff that we have not yet provided any services to the companies in the semi-conductor or electronic industries and have no near-term plans to do so. Instead, the disclosure we made on page 48 of the DRS indicated our ability to provide services to companies in the semi-conductor, electronic and other clean industries. These industries are our target markets rather than actual customers. The services we could provide to the companies in the semi-conductor and electronic industries are similar to the ones we provide to the companies in the pharmaceutical industry as they both involve processing fluid products. We have revised the Registration Statement to clarify our disclosure. The revised disclosure may be found on page 48 and reads as follows:

We specialize in installing valves and pipes for customers that require customized fluid control system solutions. We also specialize in designing and implementing solutions for industries with a high need for sanitary fluid systems. Currently, we have customers for our services in the industries of pharmaceuticals, dairy products, water purification, beverage production, cosmetics and chemical industry. We hope to expand our customer base in the future to the semi-conductor, electronic and other clean industries. Due to the requirements in these industries to avoid contamination, we focus on designing systems that may be easily and frequently cleaned and maintained. We use skilled workers to install these systems. Because the scope of a given project can be relatively large, our revenues per installation project tend to be much higher than the average product-only order; accordingly, installation services make up the largest component of our revenues. Revenues from installation services were approximately 87%, 84%, 73% and 94% of our total revenues for the six months ended June 30, 2015 and for the years ended December 31, 2014, 2013 and 2012, respectively.

4.	On page 48 and elsewhere in the “Corporate Information” section and MD&A, you refer to the “pharmaceutical engineering sector” or “pharmaceutical engineering construction.” Please explain the meaning of these terms and how your products and services are used.

We respectfully advise the Staff that “pharmaceutical engineering” is a branch of pharmaceutical science and technology that involves development and manufacturing of products, processes, and components in the pharmaceuticals industry, such as drugs and biologics. “Pharmaceutical engineering sector” or “pharmaceutical engineering construction” refers to the related sector and construction.

Currently, most of our fluid equipment products and services are provided to companies in pharmaceutical industry that fall in pharmaceutical engineering sector, and they play an important role in the pharmaceutical engineering construction. Some of our products are used in pharmaceutical engineering construction or maintenance by us or other third parties. We also provide holistic pharmaceutical engineering solution services which combine with product manufacture, installation services and after-sales services.

Pamela A. Long, Assistant Director

December 16, 2015

We have added our disclosure to clarify the meaning of “pharmaceutical engineering”. The added disclosure may be found on page 2 and reads as follows:

“Pharmaceutical engineering” is a branch of pharmaceutical science and technology that involves development and manufacturing of products, processes, and components in the pharmaceuticals industry, such as drugs and biologics.

We have also added our disclosure to clarify how “pharmaceutical engineering” relates to our products and services. The added disclosure may be found on page 3 and reads as follows:

Currently, a significant portion of our fluid equipment products and services are provided to pharmaceutical companies for pharmaceutical engineering construction or maintenance. We also provide holistic pharmaceutical engineering solution services which combine product manufacturing, installation and after-sales service. When we receive an order for technological piping system installation services from pharmaceutical companies, we design the layout of the project according to their needs and provide them with recommendations for equipment to purchase. Once they agree with the design and purchase the appropriate equipment, we install the equipment for them. We produce multiple products for the pharmaceutical industry and many of our customers choose to use our products for the installation. In the course of installation, we also retain subcontractors for electricity, water and other industries that are out of our service range to ensure that the project is completed and ready to put into service. The pharmaceutical industry has specific sanitation requirements in the course of installation, and our customers need to apply for Good Manufacturing Practice (“GMP”) certifications from China’s State Food and Drug Administration, thus we perform our services accordingly to meet such pharmaceutical standards and issue paper records or related documents regarding the installation process to assist our customers in applying for GMP certifications. After installation, we provide after-sales service to promote our customers’ satisfaction towards our services and products.

The service processes for projects in different industries are similar, with differences in the standard of project acceptance, sanitation requirement of products, installation precision, certain application requirements and the specific components used in the installation.

New Products and Services, page 46

5.	We note several references throughout your prospectus to “intelligent” process control valves that you have developed. Please explain what this means and how these valves are used.

We respectfully advise the Staff that intelligent process control valve is a type of valve that can be controlled by software. Please see the pictures of intelligent process control valve and non-intelligent process control valve, and the expanded view of intelligent process control valve as follows:

Non-intelligent Process Control Valve	Intelligent Process Control Valve

Pamela A. Long, Assistant Director

December 16, 2015

Intelligent Control Section
LCD monitor
Integrated CPU section
Power panel
Electronic ruler
Electromagnetic valve mechanism
Base/Internal gas circuit
Non-intelligent Process Control Valve Section
Air operated process control valve

Expanded View of Intelligent Process Control Valve

Pamela A. Long, Assistant Director

December 16, 2015

Intelligent process control valves contain CPU chips and other electronic elements that enable them to operate automatically. Non-intelligent process control valves can only operate manually or through air compression. Generally speaking, they are less efficient, less accurate and more polluting than intelligent process control valves. Intelligent process control valves are mostly used in sterile workshops, workshops with automated production lines and other environments which are unfit for manual operation. However, intelligent process control valves are higher in production cost and maintenance cost compared with non-intelligent ones, so customers usually deploy them only for purposes that have higher technical requirements than non-intelligent valves can serve. We have clarified this distinction throughout the Registration Statement.

Methods of Competition, page 51

6.	We understand that the bulk of your revenues are derived from installation services rather than sales of fluid equipment. Please revise this section to discuss competition in the market for your installation services. Currently this discussion seems to focus on product sales.

We acknowledge the comment and have revised the Methods of Competition section to focus on our provision of installation services. The revised disclosure may be found beginning on page 51.

Methods of Competition

We plan to compete domestically by establishing new branch offices in more cities in China. Currently, we plan to add three more branch offices in Linyi, Chengdu and Nanjing. We will also develop our online store, which will enable our customers to communicate with us online and order, purchase and have our products and services delivered in a more convenient and faster manner. With the proceeds of this offering, we plan to increase our capacity to conduct 2 to 4 more service projects at a time. To expand our business as mentioned above, we expect to recruit more employees to ensure service quality and efficiency.

Most of our service customers are companies in the biological pharmaceutical industry, which is an industry with great development potential and customer demand in China. We compete on the basis of the experience and technology we have developed in serving customers in this industry for over 10 years.

In addition, our holistic biological pharmaceutical engineering solution services combine product manufacturing, installation and after-sales services. Most of our competitors in this area only install the components they purchase from third parties without capacity to manufacture on their own, while most of our product provider competitors focus on producing products without installation services. We not only produce our own products through research and development, but also provide installation and after-sales services. If any problem occurs after sales or installation, our customers can look to us for product and installation support, rather than having to reach out to other service providers. If customers face issues outside our specialty, we can contact the appropriate subcontractors to ensure that our customers’ needs are met and they need only look to us for help. We have a professional team with product research and development staff, production staff, installation service staff, and project designers.

We have focused on providing high quality services quickly and at a low price. We are able to reduce the overall price of the projects we perform by producing some of the components. Because we produce lots of components and we stock different products in a proper proportion based on experience with market demand, it normally takes us only a short time to complete the projects with less likelihood of delay due to shortages of components from other suppliers. Also, our products and pricing can be easily tailored to the customers’ needs, and we price our products aggressively. We have short cycles in providing products. On average it takes only one week from receiving orders to delivery to the customer. All of our products are in compliance with GMP standards. We pride ourselves on high quality services and products, so that our customers receive good value for the price they pay.

Pamela A. Long, Assistant Director

December 16, 2015

Employment Agreements, page 70

7.	As requested in comment 47 of our letter dated April 24, 2014, please tell us why Mr. Anyuan Sun’s employment agreement is with Wenzhou Xibolun Fluid Equipment Ltd., which we understand is a wholly-owned subsidiary of Hebron rather than with Hebron. If there is no agreement pursuant to which Mr. Anyuan Sun serves as Chief Executive Officer of Hebron, please clarify this.

We acknowledge the comment and respectfully advise the Staff that Mr. Anyuan Sun’s employment agreement is with Wenzhou Xibolun Fluid Equipment Ltd. (“Xibolun Equipment”) because currently his wage is paid by Xibolun Equipment for the services he provides as the Chief Executive Officer (“CEO”) in Xibolun Equipment. On September 9, 2015, Hebron Technology and Mr. Anyuan Sun executed an engagement agreement. According to the engagement agreement, Mr. Sun will serve as the Chief Executive Officer of Hebron Technology, and Hebron Technology will authorize and direct Xibolun Equipment to pay Mr. Sun’s wages in China. We have filed the engagement agreement as Exhibit 10.21.

Principal Shareholders, page 72

8.	Refer to footnote (4) to the beneficial ownership table. Tell us whether Mr. Chengchun Wang is associated with you in any capacity other than as beneficial owner of the shares of common stock that he holds through Able State International Industrial Co., Ltd.

We acknowledge the comment and respectfully advise the Staff that in addition to being the beneficial owner of the shares of common stock that he holds through Able State International Industrial Co., Ltd., Mr. Chengchun Wang is the father-in-law of Mr. Anyuan Sun, the Chairman and CEO of Hebron Technology. In 2005, Mr. Wang became the Manager of Purchase Department of Xibolun Equipment. He retired in 2013 from Xibolun Equipment and started to be the legal representative in Xibolun Automation, a role he retains as of the date of this filing. Because of his prior role and his relationship with Mr. Anyuan Sun, Mr. Wang owns 9% of the shares of common stock of Hebron Technology.

9.	We also note that a reference to footnote (4) appears opposite Mr. Steven Fu’s name. Please clarify his relationship to Able State International, or otherwise clarify this footnote reference.

We have revised the referenced disclosure to delete the footnote (4) opposite Mr. Fu’s name, which was an error.

Material Tax Consequences Applicable to U.S. Holders of Our Common Shares, page 84

10.	Notwithstanding the representation made in response to comment 54 in our April 24, 2014 letter that you revised the prospectus to disclose the name of counsel rendering the opinion and to state that the discussion constitutes an opinion of counsel, we are unable to locate those revisions. Please revise.

We have revised the referenced section to include this disclosure. The revised language may be found on page 84 and reads as follows:

Unless otherwise noted in the following discussion, this section is the opinion of Kaufman & Canoles, P.C., our U.S. counsel, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law, and of Yunnan Tianwaitian Law Firm, our PRC counsel, insofar as it relates to legal conclusions with respect to matters of Chinese tax law.

Financial Statements

General

11.	We note your response to comment 66 of our letter dated April 24, 2014. Please tell us what consideration was given whether the April 2015 transactions in which you issued shares for par value were nominal issuances pursuant to SAB Topic 4:D. We also note that Mr. Zhang transferred approximately eight million shares at par value to various transferees as disclosed on page Part II-1. Please tell us who each of these parties is and what consideration was given whether compensation expense needs to be recorded related to these transfers. Refer to SAB Topic 5:T.

We acknowledge the comment and respectfully advise the Staff that in the April 2015 transaction, the Company issued shares at par value to Mr. Zuoqiao Sun Zhang, who is the father of the Chairman and CEO of the Company and acts as a nominal shareholder for Mr. Anyuan Sun prior to the reorganization.

Pamela A. Long, Assistant Director

December 16, 2015

In accordance with SAB Topic 5T, it states that “share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Topic unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.” Mr. Sun Zhang transferred approximately eight million shares to three entities and seven individuals. Among the three entities, Mr. Anyuan Sun holds his shares through Wise Metro Development Co., Ltd., Mr. Lingmin Sun, who is the brother of Mr. Anyuan Sun, holds his shares through Vast Express Development Co. Ltd., and Mr. Chengchun Wang, who is Mr. Anyuan Sun’s father-in-law, holds his shares through Able State International Industrial Co., Ltd. The individuals Mr. Sun Zhang transferred shares to are all the friends and family members of the Sun family. The April 2015 transaction is considered a nominal issuance at par value to reflect those individuals’ beneficial ownership, rather than issuance for any fair value consideration. All these parties have not provided any services to the Company that should be recorded as compensation expense to the Company. The substance of this transaction is a capital reorganization. Therefore, no additional expense has been recorded.

We believe this stock issuance in the April 2015 transaction is in fact a nominal issuance, and the Earnings per Share disclosure in the Company’s financial statements has been updated accordingly. The updated disclosure may be found on page F-4 and reads as follows:

HEBRON TECHNOLOGY CO., LIMITED
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For The Years Ended December 31,
	2014	2013

REVENUE	$16,734,593	$14,380,488

COST OF REVENUE
Cost of product and services	10,373,281	8,998,189
Business and sales related tax	268,812	187,820

GROSS PROFIT	6,092,500	5,194,479

OPERATING EXPENSES
General and administrative expenses	177,703	692,529
Selling expenses	1,098,365	762,576
Research and development expenses	40,606	19,361
Total operating expenses	1,316,674	1,474,466

INCOME FROM OPERATIONS	4,775,826	3,720,013

OTHER INCOME (EXPENSE)
Other income	5,083	15,941
Interest expense	(70,496)	(34,261)
Total other income (expense)	(65,413)	(18,320)

INCOME BEFORE INCOME TAXES	4,710,413	3,701,693

PROVISION FOR INCOME TAXES	1,299,403	648,508

NET INCOME	3,411,010	3,053,185

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation gain (loss)	(56,001)	258,456

COMPREHENSIVE INCOME	$3,355,009	$3,311,641

Basic and diluted earnings per common share*	$0.28	$0.25

Weighted average number of shares outstanding*	12,000,000	12,000,000

* Retroactively restated for effect of stock split

Pamela A. Long, Assistant Director

December 16, 2015

12.	We note your response to comment 67 of our letter dated April 24, 2014. Your disclosures indicate that Mr. Anyuan Sun, your Chairman of the Board and Chief Executive Officer, is the ultimate controlling shareholder. Please expand your disclosures of how you have determined him to be the ultimate controlling shareholder based on the ownership percentages that you have provided in your response to comment 66. The reorganization amongst Xibolun Equipment, Xibolun Automation, HK Xibolun, and Hebron Technology appears to have occurred in February 2013. As of the date of the reorganization, please tell us the names of the specific owners and corresponding ownership percentages for each of these entities. Please tell us how you determined that all of these entities were under common control by explaining the relationships between the different owners, if applicable.

We acknowledge the comment and have revised the disclosure as requested. The new disclosure may be found on page 47 and reads as follows:

Since August 5, 2013, Mr. Zuoqiao Sun Zhang was the sole shareholder of the company. As Mr. Sun Zhang is the father of Mr. Anyuan Sun, Mr. Sun Zhang nominally held all the shares of Hebron Technology for Mr. Sun who has the rights to direct voting and transfer the shares, which made Mr. Sun the controlling shareholder of Hebron Technology. After the April 2015 share transfers from Mr. Sun Zhang to different parties at the approval of Mr. Anyuan Sun, Mr. Sun Zhang nominally holds 49.82% of Hebron Technology’s issued and outstanding shares, while Mr. Anyuan Sun holds 15% of the Company’s shares through Wise Metro Development Co., Ltd., a British Virgin Islands company. Also, Mr. Lingmin Sun holds 9% of the Company’s shares through Vast Express Development Co. Ltd., a British Virgin Islands company, and Mr. Chengchun Wang holds 9% of the Company’s shares through Able State International Industrial Co., Ltd., a British Virgin Islands company. Both Mr. Anyuan Sun and Mr. Lingmin Sun are Mr. Sun Zhang’s sons, and Mr. Wang is Mr. Anyuan Sun’s father-in-law. Though they appear to be four separate shareholders, Mr. Sun Zhang, with voting rights, equity transfer rights and rights to retain proceeds from equity transfer withheld by Mr. Anyuan Sun, nominally holds his shares for Mr. Anyuan Sun. Although Mr. Lingmin Sun and Mr. Chengchun Wang have rights to retain proceeds from equity transfer, but Mr. Anyuan Sun has the sole right to direct the voting of the shares held by them. In addition, Mr. Lingmin Sun and Mr. Anyuan Sun have the shared power to direct the transfer of the shares held by Mr. Lingmin Sun, and Mr. Anyuan Sun has the sole right to direct the transfer of shares held by Mr. Chengchun Wang. By virtue of Mr. Anyuan Sun’s power to direct voting and equity transfer with regards to the shares held by Mr. Sun Zhang, Mr. Lingmin Sun and Mr. Wang, in addition to his being the Company’s Chairman of the Board and Chief Executive Officer who actually controls the board and runs the Company, Mr. Anyuan Sun is the ultimate controlling shareholder of the Company in control of a total of 82.82% of the Company’s issued and outstanding shares prior to commencement of initial public offering.

Pamela A. Long, Assistant Director

December 16, 2015

Mr. Anyuan Sun initially owned 70% of Xibolun Equipment while HK Xibolun owns the other 30%. HK Xibolun was established as an offshore entity by Mr. Lingmin Sun as a nominal owner. In order to meet China’s regulation on maintaining Sino-Foreign joint venture status, Mr. Anyuan Sun designated his brother Mr. Lingmin Sun as the nominal owner of HK Xibolun. Prior to October 22, 2012, Mr. Shih Chang Chen nominally held 100% of HK Xibolun on behalf of Mr. Lingmin Sun, who nominally held HK Xibolun for Mr. Anyuan Sun. Mr. Lingmin Sun had no voting rights or equity transfer rights regarding the shares of HK Xibolun. Consequently, HK Xibolun is effectively controlled by Mr. Anyuan Sun. Prior to the reorganization, Mr. Anyuan Sun owned 70% of the shares of Xibolun Equipment while HK Xibolun held the other 30% of the shares. Upon reorganization, Mr. Anyuan Sun transferred his ownership of Xibolun Equipment to Xibolun Automation, Xibolun Automation now owns 70% of Xibolun Equipment while HK Xibolun still owns the other 30%. HK Xibolun also owns 100% of the shares of Xibolun Automation. After the reorganization process, HK Xibolun, Xibolun Equipment and Xibolun Automation directly or indirectly became 100% subsidiaries of the Hebron Technology. Thus before and after the reorganization, Hebron Technology, HK Xibolun, Xibolun Equipment and Xibolun Automation are all considered under common control by Mr. Anyuan Sun.

Revenue Recognition, page F-9

13.	We note your response to comment 16 of our letter dated April 24, 2014. You note that your results for any period are subject to volatility based on when a given customer makes a large payment. Your response indicates that you may be recording revenues upon receipt of customer payments. Please clarify how this is consistent with the disclosures that you provided beginning on page F-9 related to your revenue recognition accounting policy, or revise your disclosures as necessary.

We acknowledge the comment and respectfully advise the Staff that the Company recognizes the revenue based on the criteria in accordance with our revenue recognition policy and not based on the cash receipts. The criteria stated in the financial statement on page F-9 is correct. We realized the related description in our prior response was not consistent with our policy and was erroneously added. We have revised the disclosure by removing the sentence reading “While we are not affected by seasonality as such, our results for any period are subject to volatility based on when a given customer makes a large payment” from the Registration Statement.

14.	We note your response to comment 69 of our letter dated April 24, 2014. We note that you buy and sell fluid equipment control systems offshore based on your disclosures on page 36. Please help us better understand the nature of these arrangements. Specifically what are you buying, what are you doing to what you buy, and what are you selling? Based on these terms, including the terms of your customer arrangements, please tell us how you determined that you were the primary obligor pursuant to ASC 605-45-45.

We acknowledge the comment and respectfully advise the Staff that on January 5, 2013, the Company entered into a sales agreement with a buyer for a fixed amount of $2,500,900. Pursuant to the agreement, the buyer agreed to purchase a fluid equipment controlling system, which consists key parts of Programmable Logic Controller (“PLC”), analog modules (“AXM”), digital input/output module, human machine interface and frequency converter. In accordance with the contract terms, the Company was responsible for the product quality and was to arrange the delivery prior to September 30, 2013. If the Company could not complete the delivery within 15 days after September 30, 2013, the buyer would be entitled to terminate the contract and the Company would be required to pay buyer a penalty equal to 20% of the contract amount due to breach of contract. The buyer was required to make a 30% prepayment upon confirmation of the contract and the remaining 70% payment after delivery.

Pamela A. Long, Assistant Director

December 16, 2015

On March 11, 2013, the Company entered into a purchase agreement with a seller to buy the PLC, AXM, digital input/output module, human machine interface and frequency converter for a fixed price of $1,525,450. All these products are essential parts of the fluid equipment controlling system. The Company was required to finish external inspection and acceptance during the first week of receiving the product, complete the installation and debugging within four weeks after receiving the product, and issue a formal inspection and testing report to the seller.

Based on the above arrangements, the Company assembled and installed the fluid equipment controlling system, completed the inspection and testing of the system and bore all the inventory risk and credit risk. Therefore, the Company was the primary obligor of the transaction in accordance with ASC 605-45-45.

Note 4. Contracts Receivable, Net and Note 5. Accounts Receivable, Net, page F-15

15.	We note your responses to comment 25 and 26 of our letter dated April 24, 2014. Of your total receivables of $5.8 million at December 31, 2014, $5.0 million represents contract receivables for which no allowance has been recorded. Based on your accounting policy for establishing an allowance for doubtful accounts, please help us better understand how you determined that no allowance was required to be recorded. In this regard, we note that you have net contracts and accounts receivable balances greater than six months of approximately $.8 million for which no allowance has been recorded. We also note that it takes three to six months for customers to pay off the balances for installation projects and that only $.7 million had been collected as of March 31, 2015. Please tell us how much of the total receivables as of December 31, 2014 has been collected through June 30, 2015. Please provide these collection amounts separately for contract receivables, accounts receivable, and customer security deposits.

We acknowledge the comment and respectfully advise the Staff that the Company uses the specific identification method to assess the collectability from individual customers and estimating its allowance for doubtful accounts. Although it typically takes three to six months for customers to pay off the balance for installation projects, it may take longer time for our large state-owned customers to pay off the outstanding balance. However we consider those receivables more secured that those owed by private companies based on our experience and collection history. We have revised the Registration Statement to clarify our disclosure. The revised disclosure may be found on page 38 and reads as follows:

The following table and related explanation provide amounts of contracts receivable, accounts receivable and customer security deposits outstanding at December 31, 2014 and extent of repayment of same at June 30, 2015. The table does not reflect amounts receivable arising after December 31, 2014.

	Amount Due at December 31, 2014	Amount Collected through June 30, 2015	Outstanding Due at June 30, 2015
Contracts Receivable	$5,028,311	$2,606,573	$2,421,738
Accounts Receivable	$297,846	$213,731	$84,115
Customer Security Deposits	$1,649,854	$910,830	$739,024

As of December 31, 2014, our total contract receivable amounted to $5,028,311. During the first six months ended June 30, 2015, the Company has collected $2,606,573 contract receivable. The remaining balance was $2,421,738, which consisted of three customers A, B and C with balance of $1,518,061, $878,295 and $25,382, respectively. These three customers made partial payments of contracts receivable during the first six months of 2015. For Customers A and B, the remaining balances represented approximately 57% and 31% of the contract amount completed in fiscal 2014, respectively. As of the October 30, 2015, the Customer B and C fully repaid the balances. The Customer A had approximately 6% receivable balance remaining unpaid as of October 30, 2015 and planned to be repaid before the year end of 2015. Based on the above facts, we believe it not necessary to provide allowance on fiscal 2014’s contract receivable balance.

Pamela A. Long, Assistant Director

December 16, 2015

As of December 31, 2014, our customer security deposit balance amounted to $1,649,854. During the first six months ended June 30, 2015, the Company collected $910,830 and the remaining balance was $739,024. The outstanding balance was all related to newly completed projects in 2014. Since the term of these customer security deposits is typically within one year after the completion date of installation projects, the Company expects to collect the remaining balance by the end of 2015.

As of December 31, 2014, our net account receivable amounted to $297,846 and the Company has collected $213,731 for the first six months ended June 30, 2015. All the remaining balance of $84,115 was related to the products sold in fiscal 2014 and the Company expects to collect them by December 31, 2015.

16.	We note your response to comment 71 of our letter dated April 24, 2014. Please provide the disclosures required by Rule 5-02.3(c)(1) of Regulation S-X related to the amounts of receivables recorded related to reserves withheld by customers, including the portion expected to be collected after one year. Please tell us whether there were any reserves recorded as of December 31, 2013 which were not subsequently collected.

We acknowledge the comment and respectfully advise the Staff that, in accordance with Rule 5-02.3(c)(1) of Regulation S-X, the Company classified the retainage receivable as customer security deposit in the current asset of the consolidated balance sheet and the Company generally expects to collect such balance within one year. We disclosed in our accounting policy that security deposit receivable represents the amount retained by the Company’s customers to ensure the quality of the installation and any possible follow-up maintenance related to the installation. The term of these security deposit receivables is typically within one year after the completion date of installation projects. If there is no dispute for the quality of installation project during one year, such deposits are returned to the Company. As of December 31, 2014 and 2013, the customer security deposits balance was $1,649,854 and $1,061,498. No reserves have been recorded for these customer security deposits since the Company believes they are fully collectible. As of June 30, 2015, all of the security deposit receivable balance as of December 31, 2013 have been fully collected.

As we have disclosed the related information in our DRS, we will retain our prior disclosure in the Registration Statement.

Thank you in advance for your assistance in reviewing this response and the Registration Statement.

Should you have any questions with respect to the above responses, please contact me.

Sincerely,
Hebron Technology Co., Ltd.

By:	/s/ Steven Fu
Name:	Steven Fu
Its:	Chief Financial Officer